UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated November 7, 2011, reporting financial and operating results for the third quarter 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: November 7, 2011	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2011

November 7, 2011, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ: ORIG), or the Company, a global contractor of off-shore deepwater drilling services today announced its unaudited financial and operating results for the third quarter and nine month period ended September 30, 2011.

Third Quarter 2011 Financial Highlights

➢

For the third quarter of 2011, the Company reported net income of $49.1 million, or $0.37 basic and diluted earnings per share. Included in the third quarter 2011 results are losses incurred on interest rate swaps, totaling $15.5 million, or $0.12 per share. Excluding these items, the Company’s net results would have amounted to net income of $64.6 million or $0.49 per share.

➢

The Company reported Adjusted EBITDA of $133.6 million for the third quarter of 2011 as compared to $87.5 million for the third quarter of 2010.

Recent Events

•

On October 6, 2011 the Company commenced trading on the Nasdaq Global Select Market under the ticker symbol “ORIG”.

•

On October 12, 2011 the Company entered into drilling contracts for three additional wells offshore West Africa, with two independent oil operators based in the UK and the USA respectively, for the semi-submersible rig Eirik Raude. The total revenue backlog, excluding mobilization cost, to complete the three wells program is estimated at $96 million for a period of approximately 175 days. The new contracts commenced in direct continuation after the completion of the existing Tullow contract around mid-October.

•

The charterer of the Ocean Rig Olympia, Vanco-Lukoil, did not exercise its option to extend the term of the original contract in West Africa at the operating day rate of $415,000. The contract is currently scheduled to expire in April 2012.

•

On September 30, 2011 Ocean Rig took delivery of its newbuilding drillship, the Ocean Rig Mykonos, the last of four sixth generation, ultra-deepwater sister drillships constructed by Samsung. In connection with the delivery of the Ocean Rig Mykonos, the final yard installment of $305.7 million was paid, which was financed with additional drawdowns in September 2011 under the Company’s Deutsche Bank credit facility.

•

At the current time, the Company’s rig availability in 2012 consists of 1 ultra deepwater drillship unit, the Ocean Rig Olympia and the 2 harsh weather ultra deepwater semisubmersible drilling rigs, the Eirik Raude and Leiv Eiriksson.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to report Ocean Rig’s earnings for the third quarter of 2011 which is also the first quarter since the Company’s listing in the NASDAQ last month. The last few months represent a milestone in Ocean Rig’s history as we have successfully executed our stated business plan and delivered on the promises made almost a year ago:

•

“With the delivery of the Ocean Rig Mykonos in September we took delivery of the last 6th generation ultra deepwater drillship in a series of four drillships ordered at Samsung almost three years ago. All vessels were delivered on time and on budget.

•

“Today we have a fleet of six ultra deep water units and three 7th generation drillships under construction at Samsung for delivery on 2013 making us the largest pure play ultra deepwater drilling contractor in the world.

•

“We continued to increase our contract backlog which today stands at $1.8 billion.With three available units in 2012 we are uniquely positioned to secure premium contracts in the next few months.

•

“We successfully listed Ocean Rig on the NASDAQ in October gaining access to a liquid market where we believe in time will reflect the right valuation for our company.

•

“With our strong backlog, all our units in operations, fully financed and approximately $320 million of available free cash we are in a very comfortable position to take delivery of our three newbuildings in 2013, further growing the Company.

“We have a positive outlook for the ultra deep water drilling industry given high oil prices, rising expenditures from the oil companies and success in ultra deep water oil field discoveries. We believe that 2012 will be a breakout year for Ocean Rig.  As one of only a handful of contractors with ultra deep water units available in 2012, Ocean Rig is strategically positioned to capitalize on these developments for the benefit of its shareholders.”

Financial Review: 2011 Third Quarter

The Company recorded net profit of $49.1 million, or $0.37 basic and diluted earnings per share, for the three-month period ended September 30, 2011, as compared to net income of $50.2 million, or $0.49 basic and diluted earnings per share, for the three-month period ended September 30, 2010. Adjusted EBITDA, which is defined and reconciled later in this press release, was $133.6 million for the third quarter of 2011 as compared to $87.5 million for the same period in 2010.

Included in the third quarter 2011 results are losses incurred on our interest rate swap totaling $15.5 million, or $0.12 per share. Excluding these infrequent items, our adjusted Net Income amounts to $64.6 million, or $0.49 per share.

Revenues from drilling contracts increased by $111.8 million to $226.0 million for the three-month period ended September 30, 2011 as compared to $114.2 million for the same period in 2010.

Rig operating expenses and total depreciation and amortization increased to $84.6 million and $43.1 million, respectively, for the three-month period ended September 30, 2011 from $26.8 million and $19.3 million, respectively, for the three-month period ended September 30, 2010. Total general and administrative expenses increased to $6.8 million in the third quarter of 2011 from $4.2 million during the comparative period in 2010.

Fleet List

The table below describes our fleet profile as of November 7, 2011:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (*)
Leiv Eiriksson	2001	Q3 – 12	Greenland, Falklands	$ 154
Eirik Raude	2002	Q2 – 12	Offshore Ghana, Ivory Coast	$ 107
Ocean Rig Corcovado	2011	Q1 – 15	Greenland, Brazil	$ 562
Ocean Rig Olympia	2011	Q2 – 12	West Africa	$ 90
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$ 349
Ocean Rig Mykonos	2011	Q4 – 14	Brazil	$ 528
Total				$1,790

(*) Backlog as of September 30, 2011 as adjusted for material developments thereafter

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2010 (as restated)	2011	2010 (as restated)	2011

REVENUES:
Revenues from drilling contracts	$114,184	$226,036	$303,412	$461,991

EXPENSES:
Drilling rig operating expenses	26,846	84,639	86,354	188,777
Depreciation and amortization	19,295	43,095	57,261	108,003
Loss on sale of assets, net	321	-	751	87
General and administrative expenses	4,157	6,845	14,232	22,574

Operating income	63,565	91,457	144,814	142,550

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	3,189	(18,010)	3,276	(29,830)
Loss on interest rate swaps	(18,280)	(15,542)	(52,781)	(34,158)
Other, net	4,609	(993)	857	(1,439)
Income taxes	(2,858)	(7,778)	(14,796)	(17,556)
Total other expenses	(13,340)	(42,323)	(63,444)	(82,983)

Net income	$50,225	$49,134	$81,370	$59,567

Earnings per common share, basic and diluted	$0.38	$0.37	$0.62	$0.45
Weighted average number of shares, basic and diluted	131,696,928	131,696,928	131,696,928	131,696,928

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2010	September 30, 2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,707	$329,836
Restricted cash	512,793	41,085
Trade accounts receivable	24,286	69,615
Other current assets	39,220	66,491
Total current assets	672,006	507,027

FIXED ASSETS, NET:
Advances for assets under construction and acquisitions	1,888,490	745,606
Drilling rigs, machinery and equipment, net	1,249,333	4,530,884
Total fixed assets, net	3,137,823	5,276,490

OTHER NON-CURRENT ASSETS:
Restricted cash	50,000	125,021
Other non-current assets	483,869	82,819
Total non-current assets	533,869	207,840
Total assets	4,343,698	5,991,357

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	560,561	219,167
Other current liabilities	107,357	185,302
Total current liabilities	667,918	404,469

NON-CURRENT LIABILITIES
Long-term debt, net of current portion	696,986	2,547,787
Other non-current liabilities	97,712	80,163
Total non-current liabilities	794,698	2,627,950

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	2,881,082	2,958,938
Total liabilities and stockholders’ equity	$4,343,698	$5,991,357

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2010 (as restated)	2011	2010 (as restated)	2011
Net income	$50,225	49,134	81,370	$59,567

Add: Net interest expense	(3,189)	18,010	(3,276)	29,830
Add: Depreciation and amortization	19,295	43,095	57,261	108,003
Add: Income taxes	2,858	7,778	14,796	17,556
Add: Loss on interest rate swaps	18,280	15,542	52,781	34,158

Adjusted EBITDA	$87,469	133,559	202,932	$249,114

Conference Call and Webcast: November 8, 2011

As announced, the Company’s management team will host a conference call, on November 8, 2011 at 8:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "OceanRig".

A replay of the conference call will be available until November 10, 2011. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean-rig.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website (www.ocean-rig.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013.

Ocean Rig’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com